Exhibit 2.9

CREDIT SUISSE HEDGING-GRIFFO

Av. Presidente Juscelino Kubitschek, 1830 – T.III 7° andar	Tel: (11) 3704-8600
São Paulo – SP 04543-900	Fax: (11) 3704-8666

PROTEST AND DECLARATION OF VOTE

Lucila Prazeres da Silva, Brazilian, single, lawyer, enrolled in OAB/SP under No. 228121 and in the individual taxpayers’ registry (CPF/MF) under No. 302029108-90, with offices at Avenida Presidente Juscelino Kubitschek, 1830, Torre IV, 7th floor, São Paulo/SP, CEP: 04543-900, as attorney-in-fact for the shareholders CSHG VERDE EQUITY MASTER FUNDO DE INVESTIMENTO EM AÇÕES, enrolled in the corporate taxpayers’ registry (CNPJ/MF) under No. 08.680.812/0001-37, CSHG VERDE MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, enrolled in the corporate taxpayers’ registry (CNPJ/MF) under No. 07.455.507/0001-89, GREEN II FUND LLC, enrolled in the corporate taxpayers’ registry (CNPJ/MF) under No. 11.410.514/0001-31 and GREEN FUND, LLC, enrolled in the corporate taxpayers’ registry (CNPJ/MF) under No. 13.006.249/0001-56 (together, the “Shareholders”), hereby manifest the vote of the Shareholders at the Extraordinary General Shareholders’ Meeting of TELEMAR NORTE LESTE S.A. (the “Company”), carried out on this date, according to the following terms.

The Shareholders protest the refusal of the Chair of the General Shareholders’ Meeting to submit for discussion the request by the Shareholders to include a fourth company on the list of three companies proposed by the Board of Directors. The Shareholders’ request is based on article 130 of Law No. 6,404/76, and the justifications presented by the Chair for not submitting the request of the Shareholders to the General Shareholders’ Meeting have no legal basis. The General Shareholders’ Meeting has the sovereign power to decide on all business related to the purpose of the Company and to take suitable resolutions for its defense and development, pursuant to the provisions of article 121 of the Brazilian Corporation Law.

This is abusive conduct by the Chair of the General Shareholders’ Meeting, which impeded the Shareholders from bringing forth to the general meeting for discussion a subject matter directly linked to the agenda.

Furthermore, the Shareholders voted to reject the list of three companies proposed by the Board of Directors of the Company and to receive the proposal previously submitted to the General Shareholders’ Meeting, nominating Goldman Sachs do Brasil Banco Múltiplo S.A. as a specialized company responsible for the preparation of the economic valuation of the Company’s shares, in accordance with article 12 of the Bylaws and article 45 of Law No. 6,404/76, which nomination is to be ratified in a general shareholders’ meeting convened for this purpose, if necessary.

The Shareholders register, further, their protest against the list of three companies proposed by the Company’s management – and against the nomination of any of its three nominees – by virtue of the economic interests that all the indicated companies have in the Company and/or in its controlling block, particularly one such company. Such circumstances, as well as the incomplete disclosure of such relationships, taint the deliberation with respect to the choice of company among those contained in the list submitted by the Board of Directors.

São Paulo, September 14, 2011.

/s/ Lucila Prazeres da Silva

LUCILA PRAZERES DA SILVA